UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated May 19, 2009	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2009	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco to Resume UF6 Production at Port Hope
Saskatoon, Saskatchewan, Canada, May 19, 2009 . . . . . . . . . . . . . .
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that it is preparing to resume uranium hexafluoride (UF6) production at its Port Hope conversion facility. Cameco has signed a new contract with its historic supplier of hydrofluoric acid (HF) under terms that are mutually beneficial to both parties. HF is a primary feed material for the production of UF6.
Production of UF6 at Cameco’s Port Hope conversion facility has been suspended since December 2008 as the company could not obtain a supply of HF on acceptable terms.
Deliveries of HF are expected to resume within the next month. Cameco continues to negotiate with other suppliers to broaden and diversify its supply base. The company intends to sign agreements with one or more additional suppliers in the near future.
Cameco plans to recall 25 employees who were temporarily laid off when UF6 production was suspended. Recall notices will be issued within the next week.
UF6 production is expected to resume early in the third quarter of 2009. Cameco will provide an update if there is any change to its 2009 fuel services production estimate.
While UF6 production at Port Hope has been suspended, Cameco has met its delivery commitments to its customers. UF6 deliveries were made from inventory and contracted supply under the agreement with Springfields Fuels Limited. In addition, the company, with the co-operation of its customers, arranged for voluntary deferrals of UF6 deliveries and made limited purchases of UF6 conversion services.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
CAUTION REGARDING FORWARDING-LOOKING INFORMATION STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the US Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. The statements above regarding the resumption of Port Hope UF6 production and certain other statements regarding future events are forward-looking information are based upon the following key assumptions and subject to the following material risk factors that could cause results to differ materially: we have assumed that Cameco’s Port Hope UF6 plant can be brought back into production without unforeseen difficulty or delay, but that is subject to a number of risks including the risk of unusual difficulties arising from the extended length of time that the UF6 plant has been shut down, the risk of equipment failure, the risk of delay in expected deliveries of HF, the risk of natural phenomena including inclement weather conditions and fire, and the risk of delay or ultimate lack of success.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this news release should not place undue reliance on forward-looking information and statements.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316